Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2026

Gurugram, India and New York May 22, 2026 — Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended March 31, 2026.

“I am pleased to report that the fourth quarter marked a period of robust financial and operational performance, enabling us to meet our revised full-year growth guidance. This year’s performance can be described as resilient, given the multiple severe disruptions that created a turbulent environment for India’s aviation sector. Disruptions in domestic aviation, coupled with geopolitical developments in the Middle East, significantly impacted the industry. It is important to note that air traffic to and through the region constitutes a substantial proportion of India’s outbound air capacity.

Our performance during the quarter remained well balanced across business travel demand, affiliate-sourced business, and the consumer segment. While air travel volumes were slightly depressed, elevated average air ticket prices helped key business lines navigate the challenging environment. The MICE (Corporate Group Travel) segment faced significant headwinds, as many corporates chose to defer or cancel group travel plans to and through the region due to schedule uncertainty and safety concerns arising from the ongoing conflict.

For the three months ended March 31, 2026, we reported revenue of INR 1,890.2 million (USD 20.1 million), representing a decline year-over-year of 13.7%. This is due to a decline in the Hotels and Packages business which was severely impacted due to disruption in the Middle East impacting international aviation routes.

Our Corporate Travel segment continues to serve as a key growth pillar. During the fourth quarter, we onboarded 55 new corporate clients, expanding our annual billing potential by INR 2,709 million (USD 28.9 million). While the fourth quarter is typically strong for corporate travel due to financial year-end activity, weaker performance in the MICE (Corporate Group Travel) segment impacted the overall growth of this line of business. At the same time, our consumer and affiliate channels benefited from the strength of India’s domestic consumption story and delivered robust growth.

We remained focused on driving growth in Air and Hotel revenues while maintaining pricing discipline and margins across both segments, without resorting to discounting.

Looking ahead, we remain focused on scaling our high-margin Hotel segment, deepening our technology capabilities—particularly through the use of AI and Data Science to automate processes and improve operational efficiencies—and driving sustainable long-term value for all stakeholders.

We continue to explore potential restructuring alternatives and believe there may be a viable structure to pursue. Discussions remain ongoing and are subject to regulatory considerations and timing uncertainties.

I extend my sincere thanks to our dedicated team, trusted partners, and supportive shareholders.”— Siddhartha Gupta, CEO

Financial and operating highlights for the three months ended March 31, 2026:

●	Revenue of INR 1,890.2 million (USD 20.1 million), representing a decrease of 13.7% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,178.3 million (USD 12.6 million), representing an increase of 27.3% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 365.2 million (USD 3.9 million), representing an increase of 2.2% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 20,211.2 million (USD 215.4 million), representing an increase of 8.0% YoY.
●	Loss for the period was INR145.5 million (USD 1.6 million) versus a loss of INR 15.2 million (USD 0.2 million) for the three months ended March 31, 2025, reflecting negative swing of INR 130.3 million (USD 1.4 million) YoY.
●	Result from operations were a loss of INR 214.2 million (USD 2.3 million) versus a loss of INR 33.3 million (USD 0.4 million) for the three months ended March 31, 2025, reflecting negative swing of INR 180.9 million (USD 1.9 million) YoY.
●	Adjusted EBITDA(2) was INR 45.9 million (USD 0.5 million) reflecting a decrease by 49% YOY.

Financial and operating highlights for the year ended March 31, 2026:

●	Revenue of INR 10,074.0 million (USD 107.4 million), representing an increase of 26.6% YoY.
●	Adjusted Margin (1) from Air Ticketing of INR 4,372.7 million (USD 46.6 million), representing an increase of 21.9% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 1,761.9 million (USD 18.8 million), representing an increase of 19.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 80,535.8 million (USD 858.3 million), representing an increase of 13.6% YoY.
●	Loss for the period was INR 66.0 million (USD 0.7 million) versus a profit of INR 23.5 million (USD 0.3 million) for the years ended March 31, 2025, reflecting negative swing of INR 89.52 million (USD 1.0 million) YoY.
●	Result from operations were a loss of INR 125.3 million (USD 1.3 million) versus a loss of INR 90.3 million (USD 1.0 million) for the year ended March 31, 2025, reflecting negative swing of INR 35.0 million (USD 0.4 million) YoY.
●	Adjusted EBITDA(2) was INR 563.8 million (USD 6.0 million) reflecting an increase by 64.2% YOY.

	Three months ended March 31,
	2025	2026	2026	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	21,89,739	18,90,250	20,146	(13.7)%
Results from operations	(33,292)	(2,14,163)	(2,283)	(543.3)%
Loss for the period	(15,210)	(1,45,470)	(1,551)	(856.4)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	9,25,776	11,78,283	12,558	27.3%
Adjusted Margin - Hotels and Packages	3,57,382	3,65,222	3,892	2.2%
Adjusted Margin - Other Services	92,161	78,665	838	(14.6)%
Others (Including Other Income)	1,93,681	1,34,138	1,430	(30.7)%
Adjusted EBITDA (2)	89,625	45,921	489	(48.8)%
Operating Metrics
Gross Bookings (3)	1,87,13,890	2,02,11,170	2,15,401	8.0%
Air Ticketing	1,46,64,296	1,60,28,926	1,70,829	9.3%
Hotels and Packages	33,89,955	36,96,653	39,397	9.0%
Other Services (6)	6,59,639	4,85,591	5,175	(26.4)%
Adjusted Margin% (4)
Air Ticketing	6.3%	7.4%
Hotels and Packages	10.5%	9.9%
Other Services	14.0%	16.2%
Quantitative details (5)
Air Passengers Booked	1,248	1,368		9.6%
Stand-alone Hotel Room Nights Booked	367	500		36.3%
Packages Passengers Travelled	20	16		(19.6)%

	Year ended March 31,
	2025	2026	2026	YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	79,54,522	1,00,74,030	1,07,364	26.6%
Results from operations	(90,295)	(1,25,318)	(1,337)	38.8%
Profit/(loss) for the period	23,501	(66,018)	(705)	(380.9)%
Financial Summary as per non-IFRS measures
Adjusted Revenue [1]
Adjusted Margin - Air Ticketing	35,88,182	43,72,656	46,602	21.9%
Adjusted Margin - Hotels and Packages	14,72,705	17,61,897	18,778	19.6%
Adjusted Margin - Other Services	3,13,057	3,28,392	3,500	4.9%
Others (Including Other Income)	6,80,015	5,81,410	6,196	14.5%
Adjusted EBITDA [2]	3,43,391	5,63,834	6,009	64.2%
Operating Metrics
Gross Bookings [3]	7,09,10,166	8,05,35,823	8,58,316	13.6%
Air Ticketing	5,52,72,782	6,18,74,829	6,59,435	11.9%
Hotels and Packages	1,30,53,414	1,65,77,607	1,76,677	27.0%
Other Services (6)	25,83,970	20,83,387	22,204	(19.4)%
Net Revenue Margin% [4]
Air Ticketing	6.5%	7.1%
Hotels and Packages	11.3%	10.6%
Other Services	12.1%	15.8%
Quantitative details [5]
Air Passengers Booked	5,269	5,394		2.4%
Stand-alone Hotel Room Nights Booked	1,663	1,935		16.4%
Packages Passengers Travelled	61	91		49.7%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of March 31, 2026, 63,990,178 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2026, the unaudited condensed consolidated statement of financial position as at March 31, 2025, the unaudited condensed consolidated statement of cash flows for the year ended March 31, 2026 and discussion of the results of the three months and year ended March 31, 2026 compared with three months and year ended March 31, 2025, were converted into U.S. dollars at the exchange rate of 93.83 INR per USD, which is based on the noon buying rate as at March 31, 2026, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Results of Three Months Ended March 31, 2026

Revenue. We generated Revenue of INR 1,890.2 million (USD 20.1 million) in the three months ended March 31, 2026, a decrease of 13.7% compared with INR 2,189.7 million (23.3 million) in three months ended March 31, 2025. Decrease in revenue is mainly driven by a decrease in our Hotel and Packages business.

Service cost. Our Service cost decreased to INR 789.3 million (USD 8.4 million) in the three months ended March 31, 2026, compared to Service cost of INR 1,096.1 million (USD 11.7 million) in the three months ended March 31, 2025. The decrease in Service cost due to decrease in our Hotel and Packages business.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	5,74,766	6,06,295	13,90,277	10,86,931	89,129	75,997
Customer promotional expenses	3,51,010	5,71,988	63,191	67,565	3,032	2,668
Service cost	-	-	(10,96,086)	(7,89,274)	-	-
Other income	-	-	-	-
Adjusted Margin	9,25,776	11,78,283	3,57,382	3,65,222	92,161	78,665

Air Ticketing. Revenue from our Air Ticketing business was INR 606.3 million (USD 6.5 million) in the three months ended March 31, 2026 as compared to INR 574.8 million (USD 6.1 million) in the three months ended March 31, 2025, reflecting an increase of 9.3% mainly due to an increase in gross bookings.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,178.3 million (USD 12.6 million) in the three months ended March 31, 2026, as compared to INR 925.8 million (USD 9.9 million) in the three months ended March 31, 2025. In the three months ended March 31, 2026, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 572 million (USD 6.1 million) of customer promotional expenses, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 351.0 million (USD 3.7 million) in the three months ended March 31, 2025. The increase in Adjusted Margin – Air Ticketing was largely due to higher gross booking on account of optimization of discounts.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,086.9 million (USD 11.6 million) in the three months ended March 31, 2026, as compared to INR 1,390.3 million (USD 14.8 million) in the three months ended March 31, 2025, reflecting a decrease of 21.8%.

Adjusted Margin (1) for this segment increased by 2.2% to INR 365.2 million (USD 3.9 million) in the three months ended March 31, 2026 from INR 357.4 million (USD 3.8 million) in the three months ended March 31, 2025. In the three months ended March 31, 2026, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 67.60 million (USD 0.7 million) against an add-back of INR 63.2 million (USD 0.7 million) in the three months ended March 31, 2025. The increase in adjusted margin is driven by increase in gross bookings of our Hotel and Packages business during the quarter.

Other Services. Our Revenue from Other Services was INR 76.0 million (USD 0.8 million) in the three months ended March 31, 2026, a decrease from INR 89.1 million (USD 0.9 million) in the three months ended March 31, 2025.

Adjusted Margin for this segment decreased by 14.6%% to INR 78.7 million (USD 0.8 million) in the three months ended March 31, 2026, from INR 92.2 million (USD 1.0 million) in the three months ended March 31, 2025. In the three months ended March 31, 2026, Adjusted Margin includes the add-back of customer promotional expenses, which had been reduced from Revenue of INR 2.7 million (USD 0.1 million) against an add-back of INR 3.0 million (USD 0.1 million) in the three months ended March 31, 2025 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 121.0 million (USD 1.3 million) in the three months ended March 31, 2026, a decrease from INR 135.6 million (USD 1.4 million) in the three months ended March 31, 2025.

Other Income. Our Other Income decreased to INR 13.1 million (USD 0.1 million) in the three months ended March 31, 2026 from INR 58.1 million (USD 0.6 million) in the three months ended March 31, 2025 due to a decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 17.2% to INR 545.3 million (USD 5.8 million) in the three months ended March 31, 2026 from INR 465.1 million (USD 5.0 million) in the three months ended March 31, 2025. Excluding employee share-based compensation costs of INR 148.2 million (USD 1.6 million) in the three months ended March 31, 2026, compared to INR 22.6 million (USD 0.2 million) in the three months ended March 31, 2025, personnel expenses decreased by 10.3 % in the three months ended March 31, 2026 on account of an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 66.9% to INR 35.5 million (USD 0.4 million) in the three months ended March 31, 2026 from INR 107.2 million (USD 1.1 million) in the three months ended March 31, 2025. Adding back the expenses for customer promotional expenses, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 677.7 million (USD 7.2 million) in the three months ended March 31, 2026 against INR 524.4 million (USD 5.6 million) in the three months ended March 31, 2025, increased by 29.2% on a YoY basis.’

Other Operating Expenses. Other operating expenses increased by 24.0% to INR 635.6 million (USD 6.8 million) in the three months ended March 31, 2026 from INR 512.5 million (USD 5.5 million) in the three months ended March 31, 2025 primarily due to increases in commission and communication.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 11.5 % to INR 111.9 million (USD 1.2 million) in the three months ended March 31, 2026 from INR 100.3 million (USD 1.1 million) in the three months ended March 31, 2025.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 214.2 million (USD 2.3 million) in the three months ended March 31, 2026. Our results from operations for the three months ended March 31, 2025 was a loss of INR 33.3 million (USD 0.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 65.9 million (USD 0.7 million) for three months ended March 31, 2026 as compared to a loss of INR 10.7 million (USD 0.1 million) for three months ended March 31, 2025.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income increased to INR 87.9 million (USD 0.9 million) in the three months ended March 31, 2026 from INR 31.5 million (USD 0.3 million) in the three months ended March 31, 2025. This increase was primarily on account of an increase in interest income from tax refunds from statutory authorities.

Finance Costs. Our finance costs of INR 44.2 million (USD 0.5 million) in the three months ended March 31, 2026 which includes interest on the lease liability of INR 9.0 million (USD 0.1 million) increased by INR 13.0 million (USD 0.1 million) from finance cost of INR 31.2 million (USD 0.3 million) in the three months ended March 31, 2025, which includes interest on the lease liability of INR 8.8 million (USD 0.1 million). This increase is majorly driven by an increase in our borrowings from 545.9 million (USD 5.8 million) in the three months ended March 31, 2025 to 716.2 million (USD 7.6 million) in the three months ended March 31, 2026.

Income Tax Expense. Our income tax expense during the three months ended March 31, 2026 was INR 25.1 million (USD 0.3 million) compared to income tax expense of INR 17.8 million (USD 0.2 million) during the three months ended March 31, 2025.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended March 31, 2026 was INR 145.5 million (USD 1.6 million) as compared to a loss of INR 15.20 million (USD 0.2 million) in the three months ended March 31, 2025. Excluding the employee share based compensation costs, the Adjusted profit(1) would have been INR 2.8 million (USD 0.03 million) for the three months ended March 31, 2026 against an Adjusted Profit(1) of INR 7.4 million (USD 0.1 million) for the three months ended March 31, 2025. Adjusted EBITDA(1) decreased to INR 45.9 million (USD 0.5 million) in the three months ended March 31, 2026 from an Adjusted EBITDA (1) of INR 89.6 million (USD 1.0 million) in the three months ended March 31, 2025.

Basic Earnings/(Loss) per Share. Basic Loss per Share was INR 2.54 (USD 0.03) in the three months ended March 31, 2026 as compared to Basic Earning per share of INR 1.13 (USD 0.01) in the three months ended March 31, 2025. After excluding the employee share-based compensation costs, Adjusted Loss Earnings per Share(1) would have been INR 0.87 (USD 0.01) in the three months ended March 31, 2026, as compared to Adjusted Basic Earnings per share of INR 0.88 (USD 0.01) in the three months ended March 31, 2025.

Diluted Earnings/(Loss) per Share. Diluted Loss per Share was INR 2.54 (USD 0.03) in the three months ended March 31, 2026 as compared to Diluted Earnings per share of INR 1.13 (USD 0.01) in the three months ended March 31, 2025. After excluding the employee share-based compensation costs, Adjusted Diluted Earnings per Share(1) would have been INR 0.87 (USD 0.01) in the three months ended March 31, 2026 as compared to Adjusted Diluted Earnings of INR 0.88 (USD 0.01) in the three months ended March 31, 2025.

Liquidity. As of March 31, 2026, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,512.1 million (USD 26.8 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Results of Year ended March 31, 2026 Compared to Year ended March 31, 2025

Revenue. We generated revenue of INR 10,074.0 million (USD 107.4 million) in the year ended March 31, 2026, an increase of 26.6% compared with 7,954.5 million (USD 84.8 million) in year ended March 31, 2025. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business and full year impact of acquisition of Globe All India Services Limited (“GAISL”) in year ended March 31, 2025.

Service Cost. Our service cost increased to INR 5,273.5 million (USD 56.2 million) in the year ended March 31, 2026 from INR 4,039.0 million (USD 43.0 million) in the year ended March 31, 2025 primarily on account of increase in our Hotels and Packages business due to MICE business and full year impact of acquisition of GAISL in year ended March 31, 2025

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Year ended March 31,
Amount in INR thousands	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	19,25,254	24,49,428	51,38,044	67,75,312	3,20,165	3,14,438
Customer promotional expenses	16,62,928	19,23,228	3,50,741	2,60,059	15,858	13,954
Service cost	-	-	(40,16,080)	(52,73,474)	(22,966)	-
Other income	-	-	-	-
Adjusted Margin	35,88,182	43,72,656	14,72,705	17,61,897	3,13,057	3,28,392

Air Ticketing. Revenue from our Air Ticketing business was INR 2,449.4 million (USD 26.1 million) in the year ended March 31, 2026 against INR 1,925.3 million (USD 20.5 million) in the year ended March 31, 2025.

Adjusted Margin (1) from our Air Ticketing business increased to INR 4,372.7 million (USD 46.6 million) in the year ended March 31, 2026 against INR 3,588.2 million (USD 38.2 million) in the year ended March 31, 2025. In the year ended March 31, 2026, Adjusted Margin (1) for Air Ticketing includes the addition of INR 1,923.2 million (USD 20.5 million) in the year ended March 31, 2026 against INR 1,662.9 million (USD 17.7 million) in the year ended March 31, 2025 of customer promotional expenses, which reduced revenue as per IFRS 15. This increase in Adjusted Margin is on account of increase in air gross booking value by 11.9 % in the year ended March 31, 2026 as compared to year ended March 31, 2025.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 6,775.3 million (USD 72.2 million) in the year ended March 31, 2026 against INR 5,138.0 million (USD 54.8 million) in the year ended March 31, 2025.

Adjusted Margin (1) for this segment increased by 19.6% to INR 1,761.9 million (USD 18.8 million) in the year ended March 31, 2026 from INR 1,472.7 million (USD 15.7 million) in the year ended March 31, 2025. In the year ended March 31, 2026, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 260.1 million (USD 2.8 million) against INR 350.7 million (USD 3.7 million) in the year ended March 31, 2025, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full year impact of acquisition of GAISL in year ended March 31, 2025.

Other Services. Our income from Other Services was INR 314.4 million (USD 3.4 million) in the year ended March 31, 2026, a decrease from INR 320.2 million (USD 3.4 million) in the year ended March 31, 2025.

Adjusted Margin for this segment increased by 4.9% to INR 328.4 million (USD 3.5 million) in the year ended March 31, 2026 from INR 313.1 million (USD 3.3 million) in the year ended March 31, 2025. In the year ended March 31, 2026, Adjusted Margin includes add-back of INR 14.0 million (USD 0.1 million) in the year ended March 31, 2026 against INR 15.9 million (USD 0.2 million) in the year ended March 31, 2025 of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin on account of full year impact of acquisition of GAISL in year ended March 31, 2025.

Other Revenue. Our Other Revenue was INR 534.9 million (USD 5.7 million) in the year ended March 31, 2026, a decrease from INR 571.1 million (USD 6.1 million) in the year ended March 31, 2025 due to a decrease in advertising revenue.

Other Income. Our other income increased to INR 46.6 million (USD 0.5 million) in the year ended March 31, 2026 from INR 109.0 million (USD 1.2 million) in the year ended March 31, 2025.

Personnel Expenses. Our personnel expenses increased by 24.6% to INR 1988.9 million (USD 21.2 million) in the year ended March 31, 2026 from INR 1,596.3 million (USD 17.0 million) in the year ended March 31, 2025. Excluding employee share-based compensation costs of INR 277.6 million (USD 3.0 million) in the year ended March 31, 2026 from INR 124.8 million (USD 1.3 million) in the year ended March 31, 2025, personnel expenses increased by 31.7% in the year ended March 31, 2025 on account of increase in head count, impact of GAISL acquisition and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 48.9% to INR 220.0 million (USD 2.3 million) in the year ended March 31, 2026 from INR 430.1 million (USD 4.6 million) in the year ended March 31, 2025. Adding back the expenses for customer promotional expenses, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 2,417.2 million (USD 25.8 million) against INR 2,459.6 million (USD 26.2 million) in the year ended March 31, 2025, a decrease of 1.7% year-over-year on account of optimization of discount across all the businesses.

Other Operating Expenses. Other operating expenses increased by 32.2% to INR 2,352.1 million (USD 25.1 million) in the year ended March 31, 2026 from INR 1,779.5 million (USD 19.0 million) in the year ended March 31, 2025. The increase is mainly on account of GAISL acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 33.2% to INR 411.5 million (USD 4.4 million) in the year ended March 31, 2026 from INR 308.9 million (USD 3.3 million) in the year ended March 31, 2025 largely on account of capitalization of intangible assets during the year and impact of GAISL acquisition partially offset by full depreciated and amortized assets in the year ended March 31, 2026.

Results from Operations. As a result of the foregoing factors, our result from operating activities were a loss of INR 125.3 million (USD 1.3 million) in the year ended March 31, 2026. Our loss for the year ended March 31, 2025 was INR 90.3 million (USD 1.0 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been profit of INR 152.3 million (USD 1.6 million) for year ended March 31, 2026 as compared to profit of INR 34.5 million (USD 0.4 million) for year ended March 31, 2025.

Finance Income. Our finance income decreased to INR 206.8 million (USD 2.2 million) in the year ended March 31, 2026 from INR 207.8 million (USD 2.2 million) in the year ended March 31, 2025.

Finance Costs. Our finance costs increased to INR 127.7 million (USD 1.4 million) includes interest on the lease liability of INR 38.1 million (USD 0.4 million) in the year ended March 31, 2026 as compared to INR 106.9 million (USD 1.1 million) includes interest on the lease liability of INR 32.6 million (USD 0.3 million) in the year ended March 31, 2025. This increase in interest on borrowing is majorly driven by an increase in our borrowings on account of re-payments of our certain loans and working capital facilities.

Income Tax Expense. Our income tax benefit during the year ended March 31, 2026 was INR 19.8 million (USD 0.2 million) compared to a expense of INR 12.8 million (USD 0.1 million) during the year ended March 31, 2025.

Profit for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2026 was INR 66.0 million (USD 0.7 million) as compared to a profit of INR 23.5 million (USD 0.3 million) in the year ended March 31, 2025. Excluding the employee share-based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 211.6 million (USD 2.3 million) for year ended March 31, 2026 and Adjusted Profit(1) INR 148.3 million (USD 1.6 million) for year ended March 31, 2025. Adjusted EBITDA Profit(1) increased by 64.2% to INR 563.8 million (USD 6.0 million) in the year ended March 31, 2026 from Adjusted EBITDA Profit(1) of INR 343.4 million (USD 3.7 million) in the year ended March 31, 2025.

Basic Loss per Share. Basic Loss per Share was INR 3.53 (USD 0.04) in the year ended March 31, 2026 as compared to basic loss per share of INR 1.73 (USD 0.02) in the year ended March 31, 2025. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 1.60 (USD 0.02) in the year ended March 31, 2026, as compared to Adjusted Basic Loss of INR 0.34 (USD 0.01) in the year ended March 31, 2025.

Diluted Loss per Share. Diluted Loss per Share was INR 3.53 (USD 0.04) in the year ended March 31, 2026 as compared to Diluted Loss per share of 1.73 (USD 0.02) in the year ended March 31, 2025. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 1.60 (USD 0.02) in the year ended March 31, 2026 as compared to Adjusted Diluted Loss INR 0.34 (USD 0.01) in the year ended March 31, 2025.

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended March 31, 2026, beginning at 9:00 AM Eastern Daylight Time (or 6:30 PM India Standard Time) on May 25, 2026. Dial in details for the conference call is as follows: US/International dial-in number: +1 585-542-9983. Confirmation Code: 280401239 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/280401239.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Profit/(Loss) for the period as per IFRS	(15,210)	(1,45,470)	23,501	(66,018)
Employee share-based compensation costs	22,628	1,48,227	1,24,787	2,77,648
Depreciation and amortization	1,00,289	1,11,857	3,08,899	4,11,505
Finance income	(31,495)	(87,872)	(2,07,824)	(2,06,761)
Finance costs	31,191	44,229	1,06,877	1,27,692
Tax expense	(17,778)	(25,050)	(12,849)	19,768
Adjusted EBITDA	89,625	45,921	3,43,391	5,63,834

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Results from operations (as per IFRS)	(33,292)	(2,14,163)	(90,295)	(1,25,319)
Employee share-based compensation costs	22,628	1,48,227	1,24,787	2,77,648
Adjusted Results from Operations	(10,664)	(65,936)	34,492	1,52,329

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Profit/(Loss) for the period (as per IFRS)	(15,210)	(1,45,470)	23,501	(66,018)
Employee share-based compensation costs	22,628	1,48,227	1,24,787	2,77,648
Adjusted Profit/(Loss) for the period	7,418	2,757	1,48,288	2,11,630

	Three months ended		Year ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Basic Earnings/Loss per share (as per IFRS)	(1.13)	(2.54)	(1.73)	(3.53)
Employee share-based compensation costs	0.25	1.67	1.39	1.93
Adjusted Basic Earnings/(Loss) Per Share	(0.88)	(0.87)	(0.34)	(1.60)

	Three months ended		Year ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
Diluted Earnings/(Loss) per share (as per IFRS)	(1.13)	(2.54)	(1.73)	(3.53)
Employee share-based compensation costs	0.25	1.67	1.39	1.93
Adjusted Diluted Earnings/(Loss) Per Share	(0.88)	(0.87)	(0.34)	(1.60)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	5,74,766	6,06,295	13,90,277	10,86,931	89,129	75,997
Customer promotional expenses	3,51,010	5,71,988	63,191	67,565	3,032	2,668
Service cost	-	-	(10,96,086)	(7,89,274)	-	-
Other income	-	-	-	-
Adjusted Margin	9,25,776	11,78,283	3,57,382	3,65,222	92,161	78,665

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Year ended March 31,
Amount in INR thousands	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	19,25,254	24,49,428	51,38,044	67,75,312	3,20,165	3,14,438
Customer promotional expenses	16,62,928	19,23,228	3,50,741	2,60,059	15,858	13,954
Service cost	-	-	(40,16,080)	(52,73,474)	(22,966)	-
Other income	-	-	-	-
Adjusted Margin	35,88,182	43,72,656	14,72,705	17,61,897	3,13,057	3,28,392

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business and corporate travel business; our expectations regarding the benefits of utilizing AI-enabled services; statements concerning management’s beliefs as well as our strategic and operational plans; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our ability to meet our financial guidance; and our ability to comply with Nasdaq’s continued listing requirements for our Ordinary Shares to remain listed on Nasdaq. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel and freight industry in particular, including disruptions caused by safety concerns, flight cancellations as a result of airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in the Middle East, , including the conflict in Iran, austerity measures implemented or recommended by the Indian government, pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online India, a public listed company on the National Stock Exchange of India Limited and BSE Limited (hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,300 large corporate customers and approximately 59K registered SME customers and the third largest online travel company in India among key online travel agency (“OTA”) players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 80K hotels and homestays in approximately 1,500 cities and towns in India as well as more than 2.5 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

For more information, please contact:

Stephanie Oshchepkov

ICR Inc.

Email: stephanie.oshchepkov@icrinc.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR YEAR MARCH 31, 2026

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			Year ended March 31,
	2025	2026		2025	2026
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	20,54,173	17,69,223	18,856	73,83,464	95,39,178	1,01,664
Other revenue	1,35,566	1,21,027	1,290	5,71,058	5,34,852	5,700
Total revenue	21,89,739	18,90,250	20,146	79,54,522	1,00,74,030	1,07,364
Other income	58,114	13,111	140	1,08,957	46,558	496

Service cost	10,96,086	7,89,274	8,412	40,39,046	52,73,474	56,202
Personnel expenses	4,65,129	5,45,295	5,812	15,96,258	19,88,886	21,197
Marketing and sales promotion expenses	1,07,183	35,523	379	4,30,106	2,19,987	2,345
Other operating expenses	5,12,458	6,35,575	6,774	17,79,465	23,52,055	25,067
Depreciation and amortization	1,00,289	1,11,857	1,192	3,08,899	4,11,505	4,386
Results from operations	(33,292)	(2,14,163)	(2,283)	(90,295)	(1,25,319)	(1,337)

Finance income	31,495	87,872	936	2,07,824	2,06,761	2,204
Finance costs	(31,191)	(44,229)	(471)	(1,06,877)	(1,27,692)	(1,361)
Profit/(Loss) before taxes	(32,988)	(1,70,520)	(1,818)	10,652	(46,250)	(494)
Tax (expense)/benefit	17,778	25,050	267	12,849	(19,768)	(211)
Profit/(Loss) for the period	(15,210)	(1,45,470)	(1,551)	23,501	(66,018)	(705)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(2,533)	2,394	26	(3,061)	(3,688)	(38)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	1,27,270	1,48,662	1,584	2,02,414	(64,430)	(686)
Other comprehensive profit/(loss) for the period, net of tax	1,24,737	1,51,056	1,610	1,99,353	(68,118)	(724)
Total comprehensive profit/(loss) for the period, net of tax	1,09,527	5,586	59	2,22,854	(1,34,136)	(1,429)

Profit/(loss) attributable to :
Owners of the Parent Company	(70,541)	(1,63,946)	(1,745)	(1,06,925)	(2,22,041)	(2,366)
Non-Controlling interest	55,331	18,476	194	1,30,426	1,56,025	1,661
Profit/(Loss) for the period	(15,210)	(1,45,470)	(1,551)	23,501	(66,018)	(705)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	55,090	(13,678)	(146)	93,510	(2,88,782)	(3,076)
Non-Controlling interest	54,437	19,264	205	1,29,344	1,54,646	1,647
Total comprehensive profit/(loss) for the period	1,09,527	5,586	59	2,22,854	(1,34,136)	(1,429)

Earnings/(Loss) per share
Basic	(1.13)	(2.54)	(0.03)	(1.73)	(3.53)	(0.04)
Diluted	(1.13)	(2.54)	(0.03)	(1.73)	(3.53)	(0.04)

Weighted average no. of shares
Basic	6,20,10,929	6,44,89,255	6,44,89,255	6,18,75,719	6,29,06,916	6,29,06,916
Diluted	6,20,10,929	6,44,89,255	6,44,89,255	6,18,75,719	6,29,06,916	6,29,06,916

*rounded off

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS MARCH 31, 2026

(Amounts in thousands, except per share data and number of shares)

	March 31, 2025	March 31, 2026	March 31, 2026
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	1,36,824	1,40,656	1,499
Right-of-use assets	1,83,029	2,57,291	2,742
Intangible assets and goodwill	23,44,983	24,83,450	26,468
Investment in equity accounted investee	-	-	-
Prepayments and other assets	610	3,696	39
Other financial assets	90,714	55,556	592
Term deposits	44,770	32,032	341
Other non-financial assets	1,68,883	1,29,210	1,377
Deferred tax assets	22,519	30,648	327
Total non-current assets	29,92,332	31,32,539	33,385

Current assets
Inventories	54	-	-
Trade and other receivables	55,68,241	54,10,219	57,660
Prepayments and other assets	21,63,456	18,35,763	19,565
Income tax recoverable	5,04,131	5,25,136	5,597
Other financial assets	64,722	79,871	851
Term deposits	13,09,400	14,76,004	15,731
Cash and cash equivalents	6,05,802	10,04,077	10,701
Total current assets	1,02,15,806	1,03,31,070	1,10,104

Total assets	1,32,08,138	1,34,63,609	1,43,489

Equity and liabilities
Equity		`
Share capital	863	880	9
Share premium	2,05,95,068	2,07,97,747	2,21,653
Treasury shares	(4,18,555)	(4,18,555)	(4,461)
Other capital reserve	4,12,232	4,22,790	4,506
Accumulated deficit	(2,03,74,549)	(2,05,98,903)	(2,19,534)
Non-controlling interest reserve	50,32,282	50,32,282	53,632
Foreign currency translation reserve	1,56,353	91,923	980
Total equity attributable to equity holders of the Company	54,03,694	53,28,164	56,785
Total Non-controlling interest	25,01,141	30,21,728	32,204
Total equity	79,04,835	83,49,892	88,990

Non-current liabilities
Borrowings	20,744	16,473	176
Deferred tax liability	1,42,468	1,28,885	1,374
Employee benefits	65,830	1,03,723	1,105
Lease liability	1,86,339	2,28,583	2,436
Other financial liabilities	-	720	8
Total non-current liabilities	4,15,381	4,78,384	5,098

Current liabilities
Borrowings	5,25,120	6,99,744	7,458
Trade and other payables	29,53,069	27,48,081	29,288
Employee benefits	62,550	86,011	917
Deferred revenue	2,390	2,511	27
Income taxes payable	1,723	3,241	35
Lease liability	51,810	84,920	905
Other financial liabilities	93,924	67,082	715
Other current liabilities	11,97,336	9,43,743	10,058
Total current liabilities	48,87,922	46,35,333	49,401
Total liabilities	53,03,303	51,13,717	54,500
Total equity and liabilities	1,32,08,138	1,34,63,609	1,43,489

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2026

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2025	863	2,05,95,068	(4,18,555)	(2,03,74,549)	50,32,282	4,12,232	1,56,353	54,03,694	25,01,141	79,04,835

Loss for the period	-	-	-	(2,22,041)	-	-	-	(2,22,041)	1,56,025	(66,016)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(64,430)	(64,430)	-	(64,430)
Re-measurement gain on defined benefit plan	-	-	-	(2,312)	-	-	-	(2,312)	(1,378)	(3,690)
Total other comprehensive loss	-	-	-	(2,312)	-	-	(64,430)	(66,742)	(1,378)	(68,120)

Total comprehensive loss	-	-	-	(2,24,353)	-	-	(64,430)	(2,88,783)	1,54,648	(1,34,135)
										-
Share based payments	-	-	-	(1)	-	2,77,649	-	2,77,648	-	2,77,648
Vested PSUs net settled for employee’s tax obligation	-	(62,778)	-	-	-	-	-	(62,778)	-	(62,778)
Exercise of options	17	2,65,457	-	-	-	(2,67,091)	-	(1,617)	-	(1,617)

Total contribution by owners	17	2,02,679	-	(1)	-	10,558	-	2,13,253	3,65,940	5,79,193

Balance as at March 31, 2026	880	2,07,97,747	(4,18,555)	(2,05,98,903)	50,32,282	4,22,790	91,923	53,28,164	30,21,729	83,49,892

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2026

(Amount in thousands, except per share data and number of shares)

	Year ended March 31, 2026
	2025	2026	2026
	INR	INR	USD

Profit / (Loss) before tax	10,652	(46,250)	(493)
Adjustments for non-cash and non-operating items	2,20,933	6,21,345	6,622
Change in working capital	(5,71,163)	70,251	749
Direct taxes paid (net of refunds)	48,490	(61,063)	(651)
Net cash flows from operating activities	(2,91,088)	5,84,283	6,227
Net cash flows generated from/(used in) investing activities	49,029	(4,45,677)	(4,750)
Net cash flows generated from/(used in) financing activities	(10,26,163)	(3,94,717)	(4,207)
Net increase/decrease in cash and cash equivalents	(12,68,222)	(2,56,111)	(2,730)
Cash and Cash Equivalents acquired on Business acquisition	5,896	-	-
Effect of exchange differences on cash and cash equivalents	69,044	2,70,056	2,878
Cash and cash equivalents at the beginning of the period	17,41,950	5,48,668	5,847
Cash and cash equivalents at the end of the period	5,48,668	5,62,613	5,995

* Includes overdraft of INR 441,465 (INR 57,134 as on March 31, 2025)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the year ended March 31,
(In thousands except percentages)	2025	2026	2025	2026
Quantitative details *
Air Passengers Booked	1,248	1,368	5,269	5,394
Stand-alone Hotel Room Nights Booked	367	500	1,663	1,935
Packages Passengers Travelled	20	16	61	91
Gross Bookings
Air Ticketing	1,46,64,296	1,60,28,926	5,52,72,782	6,18,74,829
Hotels and Packages	33,89,955	36,96,653	1,30,53,414	1,65,77,607
Other Services	6,59,639	4,85,591	25,83,970	20,83,387
Total	1,87,13,890	2,02,11,170	7,09,10,166	8,05,35,823
Adjusted Margin
Adjusted Margin - Air Ticketing	9,25,776	11,78,283	35,88,182	43,72,656
Adjusted Margin - Hotels and Packages	3,57,382	3,65,222	14,72,705	17,61,897
Adjusted Margin - Other Services	92,161	78,665	3,13,057	3,28,392
Others (Including Other Income)	1,93,681	1,34,138	6,80,015	4,12,983
Total	15,69,000	17,56,308	60,53,959	68,75,928
Adjusted Margin%**
Air Ticketing	6.3%	7.4%	6.5%	7.1%
Hotels and Packages	10.5%	9.9%	11.3%	10.6%
Other Services	14.0%	16.2%	12.1%	15.8%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.